SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Laird Superfood, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
50736T102
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	50736T102	Schedule 13G

1	NAMES OF REPORTING PERSONS

Thomas Wetherald

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
753,905

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
753,905

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
753,905

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%

12	TYPE OF REPORTING PERSON
IN

Item 1 (a)	Name of Issuer:

Laird Superfood, Inc. (the “Issuer”).

Item 1 (b)	Address of Issuer's Principal Executive Offices:

275 W. Lundgren Mill Drive, Sisters, Oregon 97759.

Item 2 (a)	Name of Person Filing:

Thomas Wetherald (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Persons is c/o Laird Superfood, Inc., 275 W. Lundgren Mill Drive, Sisters, Oregon 97759.

(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”).

(e)	CUSIP No.:

50736T102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 9,054,176 shares of Common Stock outstanding as of November 9, 2021.

(a)	Amount beneficially owned:

The Reporting Person is the beneficial owner of 723,905 shares of Common Stock and 30,000 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person that are exercisable or will become exercisable within 60 days of December 31, 2021.

(b)	Percent of class: 8.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 753,905

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 753,905

(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

THOMAS WETHERALD

s/ Thomas Wetherald